FY2025 Third Quarter Financial Results Toyota Motor Corporation Toyota Woven City February 5, 2025 1

Cautionary Statement with Respect to Forward-Looking Statements and Caution Concerning Insider Trading This presentation contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Caution concerning Insider Trading Under Japanese securities laws and regulations (the Regulations ), subject to certain exceptions, any person who receives certain material information relating to the business, etc. of Toyota which may be contained in this document is prohibited from trading in Toyota's shares or certain other transactions related to such shares (as set forth in the Regulations) until such material information is deemed to be made public. Under the Regulations, material information is deemed to be made public when (i) such material information is notified to a stock exchange and is disclosed by ways of electromagnetic means as prescribed by the ordinance of the Cabinet Office (posting on the TDnet (Timely Disclosure Network) information service ) or (ii) twelve (12) hours have elapsed since a listed company, such as Toyota, disclosed such material information to at least two (2) media sources as prescribed by the Regulations. 2

FY2025 Third Quarter Results Summary Continued to invest in human resources and growth areas, raising the attractiveness of the industry as a whole, with a view of fostering an enthusiasm for work Operating income 3,679.4 billion yen (-560.7 billion yen YoY) - Achieved a high level of profit due to the impact of production recovery from the third quarter and improvement efforts despite a decrease in sales volume and one-time Actual costs. (9 months) - We are grateful to all our stakeholders, including suppliers and dealers, who continued to make steady strengthening of the foundation and improvements regardless of the situation with the participation of all. Operating income 4,700 billion yen (+400 billion yen from the previous forecast) - Upward revision incorporates progress in strengthening earning power, backed by improvement efforts including product competitiveness and value chain earnings. Forecast - Investing 830 billion yen as planned in human resources and growth areas to build a robust foundation for continued growth over the next 50 years. - Spread and permeate to the deeper layers the improvement of work environment for our friends in the automotive industry. CFO’s Message - Expand growth investment to transform into a mobility company. (opening of Woven City open / establishment of new BEV and battery entity in China / the U.S. battery plant begins operation) 3

FY2025 Third Quarter Financial Performance 4

Consolidated Vehicle Sales (FY2025 9 months) (thousands of vehicles) 8,000 7,295 96.0% 7,000 Japan 7,000 1,630 N. America 89.2% 1,454 6,000 Europe 5,000 94.5% 2,161 2,043 Asia 4,000 Other 97.9% 3,000 884 866 Central and 2,000 South America, 100.2% 1,378 1,376 Oceania, 1,000 Africa, 101.2% 1,245 1,259 The Middle East, etc. 0 2023.4-12 2024.4-12 YoY Reference (retail) Toyota and Lexus Vehicle Sales 7,908 7,758 98.1% [35.9%] [45.3%] Electrified Vehicle [%] 2,837 3,515 123.9% HEV 2,646 3,289 124.3% PHEV 102 115 112.7% BEV 87 110 126.9% FCEV 3 1 34.1% Total Retail Vehicle Sales 8,564 8,295 96.9% 5

Consolidated Financial Summary (FY2025 9 months) (billions of yen) 2024.4-12 Change 2023.4-12 Sales Revenues 34,022.7 35,673.5 +1,650.8 Operating Income 4,240.2 3,679.4 -560.7 Margin 12.5% 10.3% Other Income 1,116.8 1,750.6 +633.7 Share of Profit (Loss) of Investments *1 596.1 454.7 -141.4 Accounted for Using the Equity Method Income before Income Taxes 5,357.0 5,430.0 +73.0 Net Income Attributable to 3,947.2 4,100.3 +153.1 Toyota Motor Corporation Margin 11.6% 11.5% US $ 143 yen 153 yen +10 yen FOREX Rates € 155 yen 165 yen +10 yen *1 Regarding Japan: 328.6 (+5.8 year on year), China: 68.6 (-152.2 year on year), Other: 57.4 (+5.0 year on year) 6

Analysis of Consolidated Operating Income (FY2025 9 months) (billions of yen) Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc.： -685.0 -165.0 +70.0 +490.0 -590.0 4,240.2 Cost Effects of -365.7 Reduction Marketing Effects of 3,679.4 Increase or Efforts Activities *2 FOREX Other *4 Decrease in Rates *1 Expenses and Expense Reduction W hich includes: Efforts *3 Strengthening Foundation of Suppliers/ Materials Prices -150.0 Cost Reduction +220.0 2023.4-12 2024.4-12 143 yen/US$ 153 yen/US$ Operating Income (-560.7) 155 yen/ € 165 yen/ € *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) +425.0 Volume, Model Mix -325.0 Labor Cost -215.0 Valuation Gains / Losses from Swaps, etc. +29.7 - US $ +360.0 Value Chain +135.0 Depreciation Expenses -30.0 Impact of Inflation Accounting, etc. +48.0 - Financial Services - € +65.0 +35.0 R&D Expenses -65.0 HINO MOTORS Certification Related Expenses -284.8 - Other ±0.0 Expenses, etc. -280.0 Other -158.6 - Accessories / Spare Parts / +100.0 Used Vehicle / Connected, etc. Translational FOREX Impact Concerning +65.0 Overseas Subsidiaries, etc. Other +25.0 7

Geographic Operating Income (FY2025 9 months) Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) Europe Japan N. America Asia Other Incl. China (excl. investments accounted for using the equity method of associates 2,161 and joint ventures) (94.5%) 2,043 1,630 (89.2%) 1,454 (100.2%) 1,378 1,376 (101.2%) 1,259 1,245 884 (97.9%) 866 -345.0 2,686.3 [16.6%] 2,341.2 [14.4%] -348.2 +28.9 +67.2 552.5 -21.3 [4.1%] 376.1 308.8 204.2 [8.3%] 680.7 190.1 651.7 168.8 [7.4%] [1.4%] [10.0%] [6.0%] [9.8%] [5.0%] 2023.4-12 2024.4-12 2023.4-12 2024.4-12 2023.4-12 2024.4-12 2023.4-12 2024.4-12 2023.4-12 2024.4-12 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 2,685.1 2,337.0 516.5 172.1 285.5 373.1 649.6 685.2 198.9 179.6 8

China Business / Financial Services (FY2025 9 months) (Ref.) China Business Financial Services Operating Income of Consolidated Subsidiaries (billions of yen) Operating Income (billions of yen) Share of Profit of Investments Accounted for Using the Equity＊ Excluding Valuation Gains/Losses relating to Swaps, etc. Method of Associates and Joint Ventures (billions of yen) Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 1,528 (91.8%) 1,402 138.7 -13.2 Effects of 520.2 +49.5 Marketing 470.6 Effects of Activities, etc. Increase in Loan Balance, etc. 125.4 220.9 -152.3 Effects of Marketing 68.6 Activities, etc. 2023.4-12 2024.4-12 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 2024.4-12 2023.4-12 416.9 496.2 9

FY2025 Financial Forecasts 10

FY2025 Forecast: Consolidated Vehicle Sales (thousands of vehicles) 100.0% 9,443 10,000 9,400 9,400 Japan 1,993 2,030 2,020 99.5% 8,000 N. America Europe 6,000 2,816 2,720 2,750 101.1% Asia 4,000 1,150 1,170 101.7% 1,192 Other Central and 1,860 1,840 1,804 98.9% South America, 2,000 Oceania, Africa, 1,640 1,620 98.8% 1,638 The Middle East, etc. 0 Previous Forecast New Forecast vs. Previous FY2024 Results 2024.4-2025.3 2024.4-2025.3 2023.4-2024.3 Forecast Reference (retail) Toyota and Lexus Vehicle Sales 10,100 10,100 100.0% 10,309 Electrified Vehicles [%] 4,648 [46.0%] 4,659 [46.1%] 100.2% 3,855 [37.4%] HEV 4,325 4,362 100.9% 3,594 PHEV 162 154 95.1% 141 BEV 160 142 88.8% 117 FCEV 1 1 100.0% 4 Total Retail Vehicle Sales 10,850 10,850 100.0% 11,090 11

FY2025 Forecast: Consolidated Financial Summary （billions of yen） FY2024 Results Previous Forecast New Forecast Change 2023.4-2024.3 2024.4-2025.3 2024.4-2025.3 Sales Revenues 45,095.3 46,000.0 47,000.0 +1,000.0 Operating Income 5,352.9 4,300.0 4,700.0 +400.0 Margin 11.9% 9.3% 10.0% Other Income 680.0 1,480.0 +800.0 1,612.1 Share of Profit (Loss) of Investments 590.0 600.0 +10.0 763.1 Accounted for Using the Equity Method Income before Income Taxes 4,980.0 6,180.0 +1,200.0 6,965.0 Net Income Attributable to 3,570.0 4,520.0 +950.0 4,944.9 Toyota Motor Corporation Margin 7.8% 9.6% 11.0% Dividend per share ±0 yen 90 yen 90 yen 75 yen ＊ US $ 147 yen 152 yen +5 yen 145 yen FOREX Rates ＊ € 161 yen 164 yen +3 yen 157 yen * FOREX Rate performance: 153 yen against the U.S. dollar and 165 yen against the Euro from April 2024 to December 2024 FOREX Rate assumptions: 150 yen against the U.S. dollar and 160 yen against the Euro from January 2025 to March 2025 12

Analysis of FY2025 Forecast: Consolidated Operating Income (vs. FY2024 Results) n Investment in human resources and growth areas for the future has progressed according to plan. n Under product & region-based management, our earning power has been enhanced as we have proceeded “Ever-better car” and “Best in town” activities with many stakeholders. (billions of yen) 5,352.9 -352.9 5,000.0 -700.0 +565.0 4,700.0 4,300.0 -130.0 -520.0 +485.0 Investment in Investment in Improvement Human One-off Human Effects of Efforts Resources Expenses Resources & FOREX and Growth Areas Rates Growth Area (additional) 1. Price revision 2. Controlling incentive 3. Increasing value chain earnings Forecast in May “Earning Power” 3Q Forecast FY2024 Results Operating Income 2024.4-2025.3 2024.4-2025.3 2023.4-2024.3 Consolidated (+400.0) Sales Volume 152 yen/US$ 145 yen/US$ 145 yen/US$ 9.5 million units 164 yen/ € 160 yen/ € 157 yen/ € 145 yen/US$ 13

(Ref.) Analysis of Consolidated Operating Income (FY2025 9 months) (billions of yen) Excluding the overall impact of foreign exchange (A) rates and swap valuation gains/losses, etc.： -685.0 -165.0 +70.0 +490.0 -590.0 4,240.2 Cost Effects of -365.7 Reduction Marketing Effects of 3,679.4 Increase or Efforts Activities FOREX Other Decrease in Rates Expenses and Expense Reduction W hich includes: Efforts Strengthening Foundation of Suppliers/ Materials Prices -150.0 Cost Reduction +220.0 2023.4-12 2024.4-12 Increase or Decrease in Cost Reduction Effects of Marketing Expenses and Expense Total Efforts Activities Reduction Efforts (1) Market environment -275.0 -275.0 -220.0 -10.0 -80.0 -310.0 (2) Human resources (3) Growth investments -180.0 -180.0 Deduct (1)(2)(3) from (A) +290.0 +120.0 -330.0 +80.0 14

(Ref.) Analysis of FY2025 Forecast: Consolidated Operating Income (vs. FY2024 Results) Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc： -865.0 (billions of yen) -25.0 +55.0 -895.0 +540.0 5,352.9 Marketing Cost Reduction -327.9 Effects of Efforts Efforts *2 4,700.0 Increase or FOREX Other *4 Rates *1 Decrease in Which includes: Expenses and Strengthening Foundation of Suppliers/ Expense Reduction Materials Prices -315.0 Efforts *3 Cost Reduction +290.0 FY2025 New Forecast FY2024 Results 2024.4-2025.3 2023.4-2024.3 Operating Income (-652.9) 145 yen/US$ 152 yen/US$ 157 yen/€ 164 yen/€ *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) +395.0 Volume, Model Mix -5.0 Labor Cost -235.0 Valuation Gains / Losses from Swaps, etc. +20.0 - US $ +370.0 Value Chain +170.0 Depreciation Expenses -130.0 Impact of Inflation Accounting, etc. +69.5 - € +65.0 - Financial Services +35.0 R&D Expenses -100.0 HINO MOTORS Certification Related -284.8 - Other -40.0 Expenses, etc. -430.0 Expenses - Accessories / Spare Parts / +135.0 Used Vehicle / Connected, etc. Other -132.6 Translational FOREX Impact Concerning +145.0 Overseas Subsidiaries, etc. 15 Other -110.0

(Ref.) Analysis of Consolidated Operating Income (vs. FY2024 Results) Excluding the overall impact of foreign exchange (A) rates and swap valuation gains/losses, etc： -865.0 (billions of yen) -25.0 +55.0 -895.0 +540.0 5,352.9 Marketing Cost Reduction -327.9 Effects of Efforts Efforts 4,700.0 Increase or FOREX Other Rates Decrease in Which includes: Expenses and Strengthening Foundation of Suppliers/ Expense Reduction Materials Prices -315.0 Efforts Cost Reduction +290.0 FY2025 New Forecast FY2024 Results 2024.4-2025.3 2023.4-2024.3 Increase or Decrease in Cost Reduction Marketing Efforts Expenses and Expense Total Efforts Reduction Efforts -352.9 -352.9 (1) Market environment (2) Human resources -390.0 -20.0 -100.0 -510.0 -320.0 -320.0 (3) Growth investments Deduct (1)(2)(3) from (A) +365.0 +427.9 -475.0 +317.9 16

(Ref.) Analysis of FY2025 Forecast: Consolidated Operating Income (vs. Previous Forecast)

TOYOTA

(billions of yen)


Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc: +225.0
4,300.0
+295.0
Effects of FOREX Rates *1
+135.0
Cost Reduction Efforts
+155.0
Marketing Efforts *2
-65.0
Increase or Decrease in Expenses and Expense Reduction Efforts *3
-120.0
Other *4
4,700.0
Which includes:
Strengthening Foundation of Suppliers/ Materials Prices +135.0
Cost Reduction ±0.0
Previous Forecast
2024.4-2025.3
147 yen/US$
161 yen/€
Operating Income (+400.0)
New Forecast
2024.4-2025.3
152 yen/US$
164 yen/€

*1 Details	
Transactional (Imports/Exports)	+340.0
- US $	+285.0
- €	+30.0
- Other	+25.0
Translational FOREX Impact Concerning Overseas Subsidiaries, etc.	-45.0

*2 Details	
Volume, Model Mix	+40.0
Value Chain	+60.0
- Financial Services	+40.0
- Accessories / Spare Parts / Used Vehicle / Connected, etc.	+20.0
Other	+55.0

*3 Details	
Labor Cost	±0.0
Depreciation Expenses	±0.0
R&D Expenses	±0.0
Expenses, etc.	-65.0

*4 Details	
Valuation Gains / Losses from Swaps, etc.	-15.0
Impact of Inflation Accounting, etc.	-18.4
HINO MOTORS Certification Related Expenses	-54.8
Other	-31.8

17

(Ref.) Consolidated Vehicle Sales (3 months) （thousands of vehicles） 2,551 2,444 95.8% 2,500 Japan 558 516 92.4% N.America 2,000 Europe 776 695 89.5% 1,500 Asia Other 318 97.4% 327 1,000 Central and South America, 473 480 98.6% Oceania, 500 Africa, The Middle East, 107.9% 442 410 etc. 0 2023.10-12 2024.10-12 YoY Reference (retail) Toyota and Lexus Vehicle Sales 2,736 2,729 99.8% Electrified Vehicles [%] [37.0%] [47.0%] 1,011 1,284 126.9% HEV 951 1,212 127.5% PHEV 32 40 123.3% BEV 28 32 114.7% FCEV 0 0 51.3% Total Retail Vehicle Sales 2,968 2,922 98.5% 18

(Ref.) Consolidated Financial Summary (3 months) (billions of yen) Change 2023.10-12 2024.10-12 Sales Revenues 12,041.1 12,391.0 +349.9 Operating Income 1,680.9 1,215.2 -465.6 Margin 14.0% 9.8% Other Income 154.5 1,482.7 +1,328.1 Share of Profit (Loss) of Investments ＊ 217.6 190.4 -27.2 Accounted for Using the Equity Method Income before Income Taxes 1,835.5 2,698.0 +862.4 Net Income Attributable to 1,357.8 2,193.2 +835.4 Toyota Motor Corporation Margin 11.3% 17.7% US $ 148 yen 152 yen +4 yen FOREX Rates € 159 yen 163 yen +4 yen * Regarding Japan: 140.0 (+36.5 year on year), China: 30.9 (-66.1 year on year), Other: 19.3 (+2.4 year on year) 19

(Ref.) Analysis of Consolidated Operating Income (3 months) (billions of yen) Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc.： -265.0 1,680.9 -120.0 -20.0 -95.0 -150.0 Effects of Cost -80.7 Effects of FOREX Reduction 1,215.2 Marketing Increase or Rates *1 Efforts Other *4 Activities *2 Decrease in Expenses and Expense Reduction W hich includes: Efforts *3 Strengthening Foundation of Suppliers/ Materials Prices -65.0 Cost Reduction +45.0 2023.10-12 2024.10-12 148 yen/US$ 152 yen/US$ Operating Income (-465.6) 159 yen/€ 163 yen/€ *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) +35.0 Volume, Model Mix -185.0 Labor Cost -55.0 Valuation Gains / Losses from Swaps, etc. -49.0 - US $ +60.0 Value Chain +105.0 Depreciation Expenses ±0.0 Impact of Inflation Accounting, etc. +64.6 - Financial Services - € +10.0 +45.0 R&D Expenses -35.0 HINO MOTORS Certification Related Expenses -54.8 - Other -35.0 Expenses, etc. -60.0 Other -41.5 - Accessories / Spare Parts / +60.0 Used Vehicle / Connected, etc. Translational FOREX Impact Concerning -155.0 Overseas Subsidiaries, etc. Other -15.0 20

(Ref.) Geographic Operating Income (3 months) Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) N.America Japan Europe Asia Other Incl. China (excl. investments accounted for using the equity method of associates and joint ventures) 558 776 (92.4%) 516 (89.5%) 695 480 473 (98.6%) （107.9%） 442 410 327 (97.4%) 318 -285.0 1,101.8 816.7 [19.6%] [14.2%] +35.9 -46.4 -113.7 +39.9 189.9 152.5 [3.8%] 116.5 [9.4%] 76.1 [7.7%] 240.2 43.5 3.5 193.8 [1.6%] [10.1%] [3.5%] [8.3%] [0.4%] 2023.10-12 2024.10-12 2023.10-12 2024.10-12 2023.10-12 2024.10-12 2023.10-12 2024.10-12 2023.10-12 2024.10-12 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 1,104.1 814.6 227.4 58.3 103.1 157.1 238.4 194.8 9.2 39.0 21

(Ref.) China Business / Financial Services (3 months) (Ref.) China Business Financial Services Operating Income of Consolidated Subsidiaries (billions of yen) Operating Income (billions of yen) Share of Profit of Investments Accounted for Using the Equity ＊ Excluding Valuation Gains/Losses relating to Swaps, etc. Method of Associates and Joint Ventures (billions of yen) Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 523 (102.3%) 535 37.6 -21.1 182.5 141.8 +40.7 97.1 16.5 -66.2 30.9 2023.10-12 2024.10-12 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 2023.10-12 2024.10-12 172.0 163.7 22

(Ref.) Transition of Financial Performance

TOYOTA

Consolidated Vehicle Sales (thousands of vehicles)



7,646
8,230
8,822
9,443
9,400
2021.3
2022.3
2023.3
2024.3
2025.3

Sales Revenues (trillions of yen)



27.2
31.3
37.2
45.0
47.0
2021.3
2022.3
2023.3
2024.3
2025.3

Operating Income (billions of yen)



Operating Margin (%)
8.1
9.5
7.3
11.9
10.0
2,197.7
2,995.6
2,725.0
5,352.9
4,700.0
2021.3
2022.3
2023.3
2024.3
2025.3

Net Income Attributable to Toyota Motor Corporation (billions of yen)



Net Margin (%)
8.3
9.1
6.6
11.0
9.6
2,245.2
2,850.1
2,451.3
4,944.9
4,520.0
2021.3
2022.3
2023.3
2024.3
2025.3

Total Liquid Assets*1 (billions of yen)



11,579.4
10,517.3
11,313.7
15,079.5
16,366.2
8,051.4
8,341.3
9,027.7
12,651.6
14,062.4
Interest-Bearing Debt*2
Net Liquid Assets
2021.3
2022.3
2023.3
2024.3
2024.12

Total Shareholder Return (billions of yen)



Dividend per Share (yen) *3
48
52
60
75
90 (Forecast)
921.0
1,153.8
1,116.9
2,111.7
671.0
718.2
816.9
1,011.7
Share Repurchase
Dividend
2021.3
2022.3
2023.3
2024.3
2025.3

R&D Expenses*4 (billions of yen)



Ratio to Sales Revenues (%)
4.0
3.6
3.3
2.7
2.8
1,090.4
1,124.2
1,241.6
1,202.3
1,300.0
2021.3
2022.3
2023.3
2024.3
2025.3

Capital Expenditures (billions of yen)



Depreciation Expenses
1,293.2
1,343.0
1,605.8
2,010.8
2,150.0
876.9
1,007.2
1,185.0
1,248.4
1,380.0
2021.3
2022.3
2023.3
2024.3
2025.3

*1 Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services.
*2 Not including lease liabilities
*3 Dividends per common share on a post-stock split (a five-for-one stock split of shares of our common stock that was conducted on October 1, 2021) basis
*4 R&D activity related expenditures incurred during the reporting period

Forecast

23

Toyota & Lexus (Ref.) FY2025 Forecast: Vehicle Production and Retail Sales Previous Forecast FY2024 Results New Forecast (thousands of vehicles) Change 2024.4-2025.3 2023.4-2024.3 2024.4-2025.3 Japan 3,280 3,270 -10 3,309 Vehicle 生産 Overseas 6,420 6,430 +10 6,663 Production * Total ±0 9,972 9,700 9,700 Japan ±0 1,530 1,500 1,500 Retail Overseas Vehicle ±0 8,780 8,600 8,600 Sales * Total 10,309 ±0 10,100 10,100 * Total Retail Vehicle Sales ±0 11,090 10,850 10,850 * Including vehicles by Toyota’s unconsolidated entities 24

Customers Total Retail Vehicle Sales Toyota and Lexus Vehicle Sales Distributors or Dealers outside consolidation Consolidated Vehicle Sales (Ref.) Definitions of Consolidated and Retail Vehicle Sales Daihatsu- and Hino- brand vehicles Number of vehicles produced for wholesale by Toyota Motor Corporation and its consolidated subsidiaries Number of vehicles produced for wholesale by Toyota’s unconsolidated entities (e.g. joint ventures in China, etc.) *There are a limited number of exceptional cases where sales are made other than in accordance with the flowchart above. 25